UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February, 2018

Commission File Number: 001-38376

Central Puerto S.A.

(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

CENTRAL PUERTO S.A.

TABLE OF CONTENTS

Item

1.	English translation of a notice submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) and the Argentine stock exchange (the Bolsas y Mercados Argentinos, or the BYMA) dated February 8, 2018

Item 1. English translation of a notice submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) and the Argentine stock exchange (the Bolsas y Mercados Argentinos, or the BYMA) dated February 8, 2018

City of Buenos Aires, February 8, 2018

Comisión Nacional de Valores

25 de Mayo 175

Ciudad Autónoma de Buenos Aires

Bolsas y Mercados Argentinos S.A.

Sarmiento 299 2º

Ciudad Autónoma de Buenos Aires

Subject: Material News

Ladies and Gentlemen:

I am writing to you in my capacity as Alternate Head of Market Relations of Central Puerto S.A. (hereinafter, “CPSA”).

It is hereby informed that on this day the following transfer was completed, with effect as of January 5, 2018: CPSA transferred to YPF Energía Eléctrca S.A. ownership of Central La Plata Cogeneración (“CPLPC”), including generation assets, personnel and agreements related to the operation and/or maintenance of CLPC’s assets for the amount of US$31,500,000 (thirty-one million, five hundred thousand U.S. dollars) plus value added tax (VAT).

Osvaldo Alejandro Pollice

Alternate Head of Market Relations

CENTRAL PUERTO S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: February 8, 2018	By:	/s/ FERNANDO BONNET
	Name:	Fernando Bonnet
	Title:	Attorney-in-Fact